10/30/2020

HIT Staff Participate in NCPERS Webinar

On Tuesday October 6th, 2020, HIT CEO and Co-Chief Portfolio Manager Chang Suh, Co-Chief Portfolio Manager Mike Cook and Managing Director/Regional Operations, Ted Chandler took part in a webinar sponsored by the National Conference on Public Employees Retirement Systems (NCPERS). Their presentation was entitled: COVID 19 - Investment Opportunities in Fixed Income for Public Plans. The HIT team discussed investment opportunities in fixed income for institutional pension plans looking for positive relative returns during this period of heightened volatility.

The webinar can be viewed here.

THE AFL-CIO HOUSING INVESTMENT TRUST (HIT)

is an internally managed fixed-income mutual fund focused on high credit quality securities, primarily multifamily mortgage-backed securities (MBS).

CONTACTS:

Media

1227 25th Street, NW
Suite 500

Washington, DC 20037
Phone: 202-331-8055

National Office (Main)

1227 25th Street, NW
Suite 500

Washington, DC 20037
Phone: 202-331-8055

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Legal Disclaimer Prospectus XBRL Statement of Additional Information

©2020 AFL-CIO HIT

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.